SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participações” or “Company”), based on art. 157 of Law 6.404/76, and in compliance with CVM Instruction 358/02, considering Brasil Telecom S.A.’s (“Brasil Telecom”) material fact disclosed on September 28, 2005, clarifies to the Company’s and Brasil Telecom’s shareholders and to the market in general, the following:

1. According to the Notice to Shareholders disclosed by the Company on September 1st, 2005, Brasil Telecom’s Extraordinary General Shareholders’ Meeting, to be held on September 30, 2005, at 10:00 a.m. (the “Meeting”), was summoned by Brasil Telecom’s Board of Directors due to a request from Brasil Telecom Participações, shareholder with more than 99% of Brasil Telecom’s voting capital, based on art. 123, sole paragraph, line “c”, of Law 6,404/76.

2. Brasil Telecom Participações, seeking to avoid speculations and to properly inform the shareholders and the market in general, confirms the terms of the above-mentioned Notice to the Shareholders, and clarifies that the Meeting will be held under the strict terms in which it was summoned, as the implementation of such Meeting is duly supported by court decisions rendered, among other courts of law, by the Superior Tribunal de Justiça (Superior Federal Court of Appeals), such that any actions to the contrary that aim to create obstacles or prevent such Meeting from happening shall not prevail, considering the aforementioned court decisions.

Brasília, September 29, 2005

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer